AMADEUS

Madrid, 7th May 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 5/23

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA, 1
28027 - MADRID, SPAIN
TELEPHONE. INT. + 34 - 915 820 100
TELEFAX. INT. + 34 - 915 820 144/33

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID, TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES, FOLIO 15, HOJA 84.913-1 - CIF / VAT: ESA-78876919

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; *or our United States counsel*, Stephen A. Thierbach *or* Stephen J. Double *of* Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary of the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Limited review report and Consolidated Interim Financial Statements as of March 31, 2002 (IAS 34).
- Report on agreed-upon procedures with respect to reconciliation of the consolidated´shareholders equity and net income as of March 31, 2002 and 2001.
- Management discussion and analysis of financial conditions and results of operations first quarter 2002.
- Press release distributed to the media.

Reference No. 82-5173

Amadeus Global Travel Distribution, S.A.

Limited Review Report and Consolidated Interim Financial Statements as of March 31, 2002 Prepared in accordance with International Accounting Standard 34

(UNAUDITED)

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amadeus Global Travel Distribution, S.A.

We have reviewed the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the "Group") as of March 31, 2002 and the related consolidated statements of income for the three month period then ended and of cash flows and of changes in shareholders' equity for the three-month period ended on the same date. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34.

DELOITTE & TOUCHE S.A.

Gabriel López García
Partner

April 24, 2002

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEET
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	March 31, 2002 (Unaudited)	December 31, 2001
Current assets		
Cash and cash equivalents	18,405	18,611
Accounts receivable, net	184,485	139,459
Accounts receivable – affiliates, net	81,726	57,039
Loans receivable and advances – affiliates	1,756	4,573
Taxes receivable	36,623	37,642
Prepayments and other current assets	47,676	42,066
Total current assets	370,671	299,390
Tangible assets		
Land and buildings	129,329	129,329
Data processing hardware and software	387,109	381,567
Other	112,908	109,645
	629,346	620,541
Less accumulated depreciation	349,152	334,154
Net tangible assets	280,194	286,387
Intangible assets		
Patents, trademarks and licenses	83,543	81,493
Software development projects	230,761	213,609
Purchased contracts	262,609	255,717
Goodwill	159,500	157,467
Other	14,450	14,429
	750,863	722,715
Less accumulated amortization	320,792	299,458
Net intangible assets	430,071	423,257
Deferred income taxes	182,817	183,221
Loans receivable - affiliates	15,534	13,015
Investments in associates	150,158	148,081
Other long-term investments, net	37,467	38,592
Total other non-current assets	385,976	382,909
Total non-current assets	1,096,241	1,092,553
Total assets	1,466,912	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEET
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2002 (Unaudited)	December 31, 2001
Current liabilities		
Accounts payable, net	205,253	191,447
Accounts payable – affiliates, net	42,245	31,933
Debt payable within one year	215,870	220,723
Current obligations under finance leases	9,215	10,019
Income taxes payable	31,820	6,474
Other current liabilities	80,882	68,263
Total current liabilities	585,285	528,859
Long-term liabilities		
Long-term debt	3,055	36,906
Obligations under finance leases	114,686	116,310
Deferred income taxes payable	74,728	74,155
Other long-term liabilities	48,089	43,877
Total long-term liabilities	240,558	271,248
Shareholders' equity		
Share capital	27,898	27,898
Additional paid-in capital	413,406	419,357
Treasury shares	(57,543)	(51,592)
Retained earnings	258,243	196,685
Cumulative translation adjustments	(935)	(512)
Total shareholders' equity	641,069	591,836
Total liabilities and shareholders' equity	1,466,912	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	For the three month period ended March 31,	
	2002	2001
	(Unaudited)	
Revenue (Note 3)	481,045	482,238
Cost of sales	372,594	365,159
Gross profit	108,451	117,079
Selling, general and administrative expenses	14,436	23,026
Operating income	94,015	94,053
Other income (expense)		
Interest expense, net (Note 6)	(4,561)	(6,972)
Exchange gains (losses)	1,371	496
Other income (expense), net	10,015	442
Income before income taxes	100,840	88,019
Income taxes	38,823	30,939
Income after taxes	62,017	57,080
Equity in income (losses) from associates	(5,362)	(3,116)
Net income	56,655	53,964

Basic earnings per class "A" share, in EURs (Note 7)	0.10	0.09
Basic earnings per class "B" share, in EURs (Note 7)	-	-
Diluted earnings per class "A" share, in EURs (Note 7)	0.10	0.09
Diluted earnings per class "B" share, in EURs (Note 7)	-	-

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the three month period ended March 31, 2002	2001
	(Unaudited)	
Cash flows from operating activities		
Operating income	94,015	94,053
Adjustments for:		
Depreciation and amortization	41,507	35,614
Operating income before changes in working capital:	135,522	129,667
Accounts receivable	(67,984)	(79,748)
Taxes receivable	(5,530)	2,098
Other current assets	(5,472)	(5,807)
Accounts payable	25,307	16,894
Other current liabilities	11,360	32,015
Other long-term liabilities	(2,293)	(3,617)
Cash provided from operating activities	90,910	91,502
Taxes paid	(6,130)	(13,085)
Net cash provided from operating activities	84,780	78,417
Cash flows from investing activities		
Additions to tangible assets	(14,379)	(18,423)
Additions to intangible assets	(28,460)	(26,779)
Investment in subsidiaries and associates	(2,272)	(2,675)
Interest received	996	676
Sundry investments and deposits	(1,662)	(6,406)
Acquisition of treasury shares	(6,478)	-
Disposal of treasury shares	405	41
Loans to third parties	(284)	(126)
Loans to affiliates	386	(1,305)
Cash proceeds collected/(paid) - derivative agreements	11,482	(8,486)
Dividends received	2,220	1,367
Proceeds obtained from disposal of fixed assets	691	832
Net cash used in investing activities	(37,355)	(61,284)
Cash flows from financing activities		
Proceeds from borrowings	32,546	55,957
Repayments of borrowings	(71,622)	(35,586)
Interest paid	(5,574)	(6,457)
Dividends paid	-	(52,177)
Payments of finance lease liabilities	(2,857)	(2,799)
Net cash used in financing activities	(47,507)	(41,062)
Effect of exchange rate changes on cash and cash equivalents	(124)	(346)
Net increase / (decrease) in cash and cash equivalents	(206)	(24,275)
Cash and cash equivalents at beginning of period	18,611	38,921
Cash and cash equivalents at end of period	18,405	14,646

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2000	33,437	435,111	(35,725)	43,314	350	476,487
Accounting for financial instruments, net	-	-	-	(5,035)	(5,478)	(10,513)
Other gains (losses)	-	-	-	-	8,474	8,474
Gains (losses) not recognized in the statement of income	-	-	-	(5,035)	2,996	(2,039)
(Acquisitions) / disposals of treasury shares	-	265	265	(265)	-	265
Net income for the period	-	-	-	53,964	-	53,964
Balance as of March 31, 2001 (Unaudited)	33,437	435,376	(35,460)	91,978	3,346	528,677

	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2001	27,898	419,357	(51,592)	196,685	(512)	591,836
Accounting for financial instruments, net	-	-	-	(1,048)	(1,474)	(2,522)
Other gains (losses)	-	-	-	-	1,051	1,051
Gains (losses) not recognized in the statement of income	-	-	-	(1,048)	(423)	(1,471)
(Acquisitions) / disposals of treasury shares, net	-	(5,951)	(5,951)	5,951	-	(5,951)
Net income for the period	-	-	-	56,655	-	56,655
Balance as of March 31, 2002 (Unaudited)	27,898	413,406	(57,543)	258,243	(935)	641,069

See the acompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 (UNAUDITED)
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

1. Organization

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerised reservation system ("CRS"). Additionally, the Group is in the process of expanding its offer of information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. Basis of presentation

a) General information

The accompanying March 31, 2002 consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". The same accounting policies and methods of computation have been followed as compared with the consolidated financial statements as of December 31, 2001.

The interim consolidated financial statements do not include all of the information and footnotes required by IAS for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions as determined by management is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) Spanish GAAP financial statements

In December 1997, within the context of the Group's reorganisation, Amadeus Data Processing GmbH (a Group subsidiary) acquired Amadeus Data Processing GmbH and Co. KG ("Amadeus Operations KG" – a German partnership), formerly owned by the shareholders of Amadeus Global Travel Distribution, S.A. At the same time, Amadeus Operations KG was dissolved and its assets and liabilities were transferred to Amadeus Data Processing GmbH.

In compliance with legal regulatory requirements, the Company's management also prepares as of March 31, 2002 selected consolidated financial information under Spanish GAAP. Under IAS the Company accounted for the transaction mentioned above in a manner similar to a uniting of interests. Under Spanish GAAP, the Company accounted for this transaction by the purchase method, which differs significantly from the method applied under IAS. The payment to the shareholders for this acquisition was treated, for IAS accounting purposes, similar to the payment of a dividend. Primarily as a consequence of this difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the equity reflected under IAS as of March 31, 2002 by approximately EURs 171 million. This difference results primarily from the excess of the purchase price over the net book value of Amadeus Operations KG, and after deducting the net effect of tax credits derived from the acquisition.

3. Segment information

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based on the home country of the airline:

	For the three month period ended March 31,	
	2002	2001
Europe	299,711	305,563
United States	57,941	65,517
Rest of the world	122,493	111,158
Total revenue	480,145	482,238

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

The following geographical distribution of assets is based on the country where the assets were located or they relate to. The split of assets as of March 31, 2002 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	238,616	30,473	11,105	-	280,194
Intangible assets, net	66,220	184,555	14,439	164,857	430,071
Investments in associates	108,252	20,800	21,106	-	150,158
Total assets	413,088	235,828	46,650	164,857	860,423

The split of assets as of December 31, 2001 was the following:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	240,634	33,000	12,753	-	286,387
Intangible assets, net	72,933	185,332	15,104	149,888	423,257
Investments in associates	110,086	14,061	23,934	-	148,081
Total assets	423,653	232,393	51,791	149,888	857,725

Because of the interrelationships among the Group's geographical activities, it is not meaningful to segment geographically global results for the purposes of IAS 14.

4. Taxation

The reconciliation between the statutory tax rate in Spain and the effective tax rate applicable to the Group is as follows:

	Three months ended March 31,	
	2002	2001
	%	%
Statutory tax rate in Spain	35	35
Losses with no tax benefit recognition	-	-
Effect of higher tax rates in other countries	1	1
Permanent differences	3	(2)
Other	(1)	1
Effective tax rate	38	35

The effective tax rate has been calculated considering the tax rates currently in force in the different countries that conform the Group structure at the date of these interim financial statements.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

5. Related party balances and transactions

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables – affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on airline shareholders. Total revenues earned by the Group from affiliates for the three-month periods ended March 31, 2002 and 2001, were KEURs 140,953 and 144,564, respectively.

b) Loans receivable and advances – affiliates

Total interest earned by the Group from affiliates on loans receivable and advances was KEURs 373 and 76 for the three-month periods ended March 31, 2002 and 2001, respectively. Interest rates for these loans denominated in United States Dollars (USD) and EURs ranged from 3.42% to 6.75% for the three month-period ended March 31, 2002. For the three-month period ended March 31, 2001 the interest rates were between 5.5% to 10.5%.

c) Accounts payable – affiliates

The payables arise primarily from distribution fees due for bookings made through associates and airline shareholders. Total operating expenses incurred by the Group with its affiliates were KEURs 89,646 and 98,589 for the three-month periods ended March 31, 2002 and 2001, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

6. Additional information

a) The Group's personnel expense and number of employees were as follows:

	For the three month period ended March 31, 2002	2001
Gross personnel costs	81,156	67,799
Less amount capitalized	9,213	7,840
Net charge to income	71,943	59,959
Average number of employees	3,954	3,627

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the 3 month period ending March 31, 2002 and 2001 were of KEURs 17,387 and KEURs 19,667, respectively.

b) The Group's net interest expense was as follows:

	For the three month period ended March 31, 2002	2001
Interest expense	5,396	7,648
Less interest income	835	676
Net interest expense	4,561	6,972

In order to conform with current presentation, KEURs 438 were reclassified in the income statement, for the three month period ending March 31, 2001, from the "exchange gains" caption to the "interest expense, net" caption.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

c) Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 16,767 and 12,819 for the three-month periods ended March 31, 2002 and 2001, respectively.

d) Stock Incentive Plans

Total expense recognized relating to stock grants, including social costs, for the three-month period ended March 31, 2002 is of KEURs 567. During the three-month period ended March 31, 2002 the Group delivered 20,373 and 70,447 shares to participants in the stock grant and option plans, respectively. As of March 31, 2002 the number of shares required in order to meet the obligations under these plans was of 512,580 and 5,977,727 for the stock grant and option plans, respectively.

e) Other income

During the year 2000, the Group entered into certain derivative transactions (i.e. warrants and equity swaps) in conjunction with certain commercial agreements. A pre-tax year-to-date gain of KEURs 12,199 and KEURs 1,282 is included in other income as a result of the variation in the fair value of these derivatives as of March 31, 2002 and 2001, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

7. Earnings per share

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of March 31, 2002 and March 31, 2001 is as follows:

	Class "A" shares as of		Weighted average number of class "A" shares as of	
	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares	(9,410,536)	(6,166,943)	(9,058,475)	(6,189,973)
Total shares outstanding	580,589,464	583,833,057	580,941,525	583,810,027
Dilutive effect of warrants, stock options and stock grants	1,772,918	1,525,192	1,797,261	1,565,634
Total number of diluted shares	582,362,382	585,358,249	582,738,786	585,375,661

	Class "B" shares as of		Weighted average number of class "B" shares as of	
	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001
Total shares issued	219,983,100	275,367,810	219,983,100	275,367,810
Partial retirement of class "B" shares relating to Secondary Offering and Private placement	-	(55,384,710)	-	(55,384,710)
Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100
Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

The calculation of basic earnings per share (rounded to two significant digits) for the periods ended March 31, is as follows:

	2002	2001
Net income, in KEURs	56,655	53,964
Weighted average number of class "A" shares outstanding	580,941,525	583,810,027
Weighted average number of class "B" shares outstanding	219,983,100	219,983,100
Basic earnings per class "A" share, in EURs	0.10	0.09
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the periods ended March 31, is as follows:

	2002	2001
Net income, in KEURs	56,655	53,964
Weighted average number of diluted class "A" shares outstanding	582,738,786	585,375,661
Weighted average number of diluted class "B" shares outstanding	219,983,100	219,983,100
Diluted earnings per class "A" share, in EURs	0.10	0.09
Diluted earnings per class "B" share, in EURs	-	-

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

8. Additional statement of cash flows related disclosure

The components of cash and cash equivalents were as follows:

	March 31,	
	2002	2001
Cash on hand and balances with banks	17,629	14,090
Short-term investments	776	556
	18,405	14,646

9. Investments in subsidiaries and associates

During the three-month period ended March 31, 2002 the Group made the following investments in subsidiaries and associates: increase of an 11.4% interest in 1Travel.com Inc. (total interest 38.9%) and creation of Amadeus GDS LLP and Amadeus Bolivia SRL for a 100% interest. The main balance sheet impacts of these transactions are summarized below:

Net cash paid	2,272
Capitalization of debt	7,759
Equity in net assets acquired	(7,168)
Excess purchase price	2,863

Amadeus Global Travel Distribution, S.A

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income as of March 31, 2002 and 2001 as included in the consolidated financial statements prepared under International Accounting Standards and those prepared in accordance with Generally Accepted Accounting Principles in Spain.

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepares consolidated statutory annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Accounting Standards ("IAS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Accounting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the three-month periods ended 31 March 2002 and 2001 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the three month period ended March, 31 2002 (Unaudited)	2001
Net Income-Spanish GAAP		**50,919**	**37,992**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	5,956	5,956
Treasury shares	2	(183)	-
Public Offering expenses	3	787	1,228
Unrealised exchange gains	4	(452)	(2,467)
Accounting for financial instruments	5	451	(2,092)
Equity related instruments	6	(823)	13,347
Net Income-IAS		56,655	53,964

Reconciliation of Shareholders' Equity

	Note	For the three month period ended March, 31 2002 (Unaudited)	2001
Shareholders' equity Spanish GAAP		**812,263**	**711,817**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	(136,501)	(160,329)
Treasury shares	2	(57,258)	(35,460)
Public Offering expenses	3	(8,113)	(17,375)
Unrealised exchange gains	4	5,022	7,871
Accounting for financial instruments	5	(6,034)	(7,135)
Equity related instruments	6	31,690	29,288
Shareholders' equity-IAS		641,069	528,677

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

In accordance with IAS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IAS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired treasury shares

In accordance with IAS, treasury shares must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, treasury shares, which are primarily designated to cover specific commitments, are presented as assets at the lower of cost or market.

3. Public Offering expenses

   In accordance with IAS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

   In accordance with IAS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

   The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IAS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

   a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings. Ineffective gains or losses are recorded directly in the statement of income.
   b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income.
   c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income.

For Spanish GAAP, all these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from remeasurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IAS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortised cost.

d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.

e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when there is no interim cash settlement feature, the equity swap agreements qualify as equity instruments and the underlying shares are treated as if they were treasury shares and are presented as a reduction in shareholders'equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) – this section does not apply for Spanish GAAP (see section a); d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - see section 2 of this document for differences in accounting for treasury shares.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Management discussion and analysis of financial conditions and results of operations for the quarter ended 31 March 2002.

1. Summary

Revenues for the quarter ended 31 March 2002 have remained in line with the same period of the prior year at EUR 481.0m, despite the negative impact of recent events in the travel industry. Operating income and net earnings for the first quarter 2002 amounted to EUR 94.0m and EUR 56.7m respectively.

2. First quarter highlights (for the three months ending 31 March 2002)

Total revenue for the quarter ended 31 March 2002, was EUR 481.0m, representing a decrease of 0.2 per cent or EUR 1.2m from EUR 482.2m in 2001.

Total bookings for the quarter ended 31 March 2002 were 105.4m, representing a decrease of 4.9 per cent from 110.9m in 2001.

Compared to the first quarter last year, bookings in Europe fell by 4.6 per cent or 3.4m bookings whereas in the Rest of the World (ROW), which excludes North America, bookings increased by 3.2 per cent or 0.8m bookings. In the North American market, bookings decreased by 20.5 per cent or 2.8m bookings.

Total air bookings decreased by 5.4 per cent or 5.5m bookings, and non-air bookings grew by 0.9 per cent. The improvement in non-air bookings was largely due to an increase in rail bookings although this was partly offset by decreases in car and hotel bookings.

Booking revenue declined by 1.6 per cent or EUR 6.4m over the same period of last year mainly driven by the 4.9 per cent reduction in booking volume. However, this has been partly offset by price increases over last year together with favourable foreign exchange variances.

Other revenue increased by 6.5 per cent or EUR 5.2m. Contributing to this increase was EUR 5.7m additional revenue from BA related activity as well as EUR 2.7m from distributed and ticketing products. However, these increases have been partially offset by reductions in other areas such as Fare Quote.

Operating expenses for the quarter ended 31 March 2002 were EUR 387.0m, representing a decrease of 0.3 per cent over the same period in 2001.

Cost of sales increased by 2.0 per cent or EUR 7.4m to EUR 372.6m. This increase is driven by new business costs for e-Travel and eviaggi.com amounting to EUR 8.3m offset by a EUR 7.9m reduction in distribution costs

mainly due to the decline in bookings over the prior year. Other central costs have increased by EUR 7.0m of which EUR 6.2m relate to certain IT services running costs. The majority of these IT services costs were not payable by Amadeus in the first quarter of the prior year.

Selling, general and administrative expenses represented 3.0 per cent of total revenue or EUR 14.4m. Excluding the provision for doubtful debts, other selling general & administration expenses decreased against the same period of last year by EUR 1.9m mainly due to savings in areas such as advertising & promotion. With respect to the provision for doubtful debts, there has been an improvement compared to the same period of last year due to specific provisions made in the first quarter 2001, and some improvement in industry conditions during the first quarter 2002.

Operating income for the quarter ended 31 March 2002 was EUR 94.0m compared with EUR 94.1m for the same period in 2001.

EBITDA for the quarter ended 31 March 2002 was EUR 135.5m up 4.5 per cent, compared with EUR 129.7m for the same period in 2001.

Net earnings for the quarter ended 31 March 2002 were EUR 56.7m, an increase of 5.0 per cent compared with EUR 54.0m for the same period in 2001.

Losses from associate companies, including amortisation of goodwill of EUR 4.4m, for the first quarter ended 2002 amounted to EUR 5.4m compared to losses of EUR 3.1m for the first quarter ended 2001. The increase in losses over the prior period is mainly due to a one time provision for EUR 2.4m made by one of the associates for the non-recoverability of loans.

Net earnings excluding special items for the quarter ended 31 March 2002 amounted to EUR 48.6m, down 10.9 per cent compared to EUR 54.5m for the same period in 2001.

Special items for the quarter ended 31 March 2002 amounting to EUR 8.0m primarily relate to the net impact of unrealised after-tax gains from the mark-to-market of equity swap agreements and issue of warrants, compared to net losses of EUR 0.6m for the same items in the first quarter 2001.

4. Provision for taxes

The effective tax rate for the quarter ended 31 March, 2002 was 38.5%, which is in line with expectations. While the rate was lower in the same period of the prior year, this was mainly due to non-recurring items in 2001. As mentioned at year end 2001, the company expects its effective tax rate for the fiscal year 2002 to be in the region of 39 per cent and going forward, to be in the range of 37 to 38 per cent once business activity returns to normal growth levels.

5 Business review

Travel Distribution (to travel agents and airline sales offices)

In February, **Thai Airways International** (THAI) agreed to extend its longstanding relationship with Amadeus. Under a new ten-year agreement, THAI will continue to use the Amadeus sales system in its offices worldwide.

In February **Aeroflot Russian Airlines** decided to transfer its sales and reservation services to Amadeus later this year. Last month **JAT Yugoslav Airlines** saw its sales and reservations services successfully migrated to the Amadeus sales system, which is now used in its 128 offices worldwide.

During the quarter, Amadeus strengthened its reputation as the travel agent's partner of choice through providing flexible value-adding solutions that enable their success. **L'Alianxa**, one of Colombia's largest and most powerful travel agency consortia, selected Amadeus as its strategic technology partner. Elsewhere, for example, Amadeus has re-signed local GDS agreements with **Kuoni Italy** and **Kuoni India**, and has also expanded the local GDS business with **Kuoni** in **Hungary**.

Amadeus Cruise, the "point and click" browser-based booking tool continues to gain in popularity with cruise operators, as a means of distributing their product to travel agents. During the quarter **Costa Cruises**, Europe's largest cruise line, agreed to become a provider participant in Amadeus Cruise. Last month, **Norwegian Cruise Line** (NCL) and **Orient Lines** also agreed to participate. With over 90 per cent of GDS-bookable cruise capacity and unique features such as cabin photos, unrivalled content and ease-of-use, Amadeus Cruise is the leading solution in its class.

e-Commerce (including e-Travel)

In March Amadeus launched **e-Travel**, a new business unit for all its online travel solutions. This focused organisation is dedicated to achieving "net success" for its broad range of customers, from airlines to corporations and travel agents, that all share a common goal of transacting travel successfully online.

The **corporate solutions** offered by **e-Travel** achieved record transaction levels in the first quarter of 2002. New customers to implement e-Travel's global corporate solutions include: **First Health Group Corporation**, the US's premier full-service health benefits company and **WestLB**, the German commercial bank with offices in 35 countries.

In March, through its e-Travel unit, Amadeus teamed with **Lufthansa AirPlus** in a new business travel management partnership. Both parties will together develop a targeted business travel management solution, to be marketed by AirPlus to corporations worldwide.

During the quarter Amadeus announced that Travellink had launched its new business travel portal, **www.travellink.com**, serving small and medium-sized businesses in Sweden, Denmark and Norway. A joint venture between Amadeus, Scandinavian airline SAS and the telecom company Tele2, Travellink is powered by BroadVision eTravel (formerly known as BroadVision-Amadeus Travel Commerce™).

The Spanish flag carrier Iberia is another customer to announce, during the quarter, its adoption of **BroadVision® e-Travel®**, to power the next generation of its online presence worldwide. This innovative application allows airlines such as Iberia to reduce development costs, accelerate the overall time-to-market, and enhance the differentiation of their online presence.

Later in March, the new **BroadVision e-Travel 6.0** was debuted, becoming the industry's first online commerce application to support both leisure and business travel. In addition to other enhancements, Version 6.0 includes built-in support for the management and administration of corporate travel policies.

Information Technology Services
British Airways (BA) successfully completed the switch of all its sales offices to using the Amadeus sales system in February. This involved one of the largest data transfers of recent times, with 2.5 million live reservations migrated from the British Airways Business System (BABS) to Amadeus, in addition to 6.5 million customer profiles.

As a measure of the operation's significant success, it took place over a single weekend with no data loss. The migration represented successful completion of a further important milestone in the overall IT partnership with Amadeus which Paul Coby, BA's Chief Information Officer, noted "will lay the foundations for world-leading, customer-facing British Airways' systems in the years to come and delivers very significant cost benefits."

As part of the IT services agreement with **Qantas**, the airline is scheduled to begin using the Amadeus sales and reservation system in November 2002. Following this, the focus will be on the implementation of the New Generation passenger management systems (including inventory and departure control systems) for both British Airways and Qantas.

Also, during the quarter, Amadeus and Fourth Dimension Software (FDS) marked the first anniversary of **Atinera**, the joint venture between both companies that provides travel automation and management systems to the leisure travel industry worldwide. In just twelve months of operation, Atinera has successfully launched in Europe, North America and Asia, and now provides technology solutions to travel companies such as **Travelocity.com**, **Scandinavian Airlines System** (SAS) and **Qatar Airways Holidays**.

Outlook
Following a better than expected first quarter performance and evidence of a more sustained recovery in air travel, Amadeus is now cautiously optimistic about the prospects for the full year. The continued improvement in air bookings, combined with the company's tight control of costs, and increased organisational effectiveness mean earlier predictions of a flat business performance in 2002 look conservative.

Against this more positive background, Amadeus expects bookings to increase by approximately 5m for the year 2002, compared to our previous outlook. Accordingly, this bookings increase will contribute to our revenue and EBITDA projections for the year 2002 by approximately EUR 20m and EUR 12m, respectively.

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Selected financial information and operating statistics
For the three months period ended 31 March, 2002
(Expressed in thousands of EUROs unless indicated)

	For the three month period ended 31 March, 2002 Excluding Special Items			For the three month period ended 31 March, 2002 Including Special Items		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001 (Unaudited)	% change
Revenue	481,045	482,238	(0.2%)	481,045	482,238	(0.2%)
Cost of sales	372,594	365,159	2.0%	372,594	365,159	2.0%
Selling, general and admin. expenses	14,436	23,026	(37.3%)	14,436	23,026	(37.3%)
Total operating expenses	387,030	388,185	(0.3%)	387,030	388,185	(0.3%)
Operating income	**94,015**	**94,053**	**(0.0%)**	**94,015**	**94,053**	**(0.0%)**
Other income (expense)						
Interest expense, net (4)	(3,680)	(5,472)	(32.7%)	(4,561)	(6,972)	(34.6%)
Exchange gains (losses) (4)	1,371	496	176.4%	1,371	496	176.4%
Other	(3,255)	(165)	1872.7%	10,015	442	2165.8%
Income before income taxes	**88,451**	**88,912**	**(0.5%)**	**100,840**	**88,019**	**14.6%**
Income taxes	34,479	31,252	10.3%	38,823	30,939	25.5%
Income after taxes	**53,972**	**57,660**	**(6.4%)**	**62,017**	**57;080**	**8.6%**
Equity in income (losses) from associates	(5,362)	(3,116)	72.1%	(5,362)	(3,116)	72.1%
Net income	**48,610**	**54,544**	**(10.9%)**	**56,655**	**53,964**	**5.0%**
Other information						
Operating margin	19.5%	19.5%	0.0 pp	19.5%	19.5%	0.0 pp
EBITDA (1)	**135,522**	**129,667**	**4.5%**	**135,522**	**129,667**	**4.5%**
EBITDA margin	**28.2%**	**26.9%**	**1.3 pp**	**28.2%**	**26.9%**	**1.3 pp**
Goodwill amortization in Operating Expenses	3,329	3,166	5.1%	3,329	3,166	5.1%
Goodwill amortization in Associates (5)	4,420	3,997	10.6%	4,420	3,997	10.6%
Total Goodwill Amortization	**7,749**	**7,163**	**8.2%**	**7,749**	**7,163**	**8.2%**
Booking information by Category (2)						
Air bookings	97,288	102,815	(5.4%)	97,288	102,815	(5.4%)
Non air bookings	8,111	8,041	0.9%	8,111	8,041	0.9%
	105,399	**110,856**	**(4.9%)**	**105,399**	**110,856**	**(4.9%)**
Booking information by Region(2)						
North America (3)	10,855	13,655	(20.5%)	10,855	13,655	(20.5%)
Europe	70,220	73,628	(4.6%)	70,220	73,628	(4.6%)
Rest of the world (ROW)	24,324	23,573	3.2%	24,324	23,573	3.2%
	105,399	**110,856**	**(4.9%)**	**105,399**	**110,856**	**(4.9%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.

(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.

amadeus

Press Release

First quarter 2002 results ahead of expectations

Commenting on the results **José Antonio Tazón**, President and CEO of Amadeus, said:

"Amadeus has begun the year well, with first quarter results ahead of our expectations. In travel agency bookings we have again out-performed the industry, despite the tough operating conditions encountered in many international markets.

"Our EBITDA for the first quarter was EUR 135.5m, a 4.5 per cent increase on the equivalent period in 2001. This represents a very positive result, especially when compared with the strong first quarter performance achieved by Amadeus in 2001.

"In Asia Pacific we continue to make significant progress, with almost 20 per cent growth in first quarter bookings, compared with the same period in 2001. Meanwhile in the UK, where the travel industry has been slow to recover, our first quarter bookings were up almost 40 per cent on the same period of 2001.

"In February Amadeus completed its largest ever data migration, when British Airways' offices switched to the unique Amadeus sales and distribution system. Some 2.5 million live reservations and 6.5 million customer profiles were successfully migrated, with no data loss.

"During the first quarter we re-organised all of our online travel solution activities into one, focused business unit called e-Travel. With a world class portfolio of flexible solutions, an unrivalled customer base and a pipeline of new business prospects, e-Travel has a bright future.

"Given the clear signs of a more sustained recovery in air travel, Amadeus is raising its target for bookings growth in the current year from flat growth, to an increase of around 1.2 per cent. In view of our strong first quarter results and recent improvements to our organisational effectiveness, we are also raising our projections for revenue and EBITDA for the full year."

Madrid: Tuesday 7 May, 2002

For further information please contact:
Miguel Vermehren
Director of Corporate and Marketing Communication
Amadeus Global Travel Distribution, S.A.

Tel:	+34 91 582 01 60
Mobile:	+34 609 00 41 66
Fax:	+34 91 582 01 88
e-mail:	info@amadeus.net
Web site :	www.amadeus.com

1st Quarter, 2002 – Results Highlights*

(For the three months ended 31 March 2002)

* Based on International Accounting Standards (IAS); 2002 figures un-audited.

Madrid, 7 May 2002: Amadeus Global Travel Distribution (AMS: Madrid), a leading Global Distribution System (GDS) and travel industry technology provider, has today reported its first quarter 2002 results for the period ended 31 March 2002.

1st Quarter, 2002 – Financial Highlights (to 31 March 2002)

(in million EUR)	Q1 2002	Q1 2001	Growth %
Revenues	481.0	482.2	(0.2%)
EBITDA (1)	135.5	129.7	+4.5%
Net income (excluding special items)	48.6	54.5	(10.9%)
Net income (including special items)	56.7	54.0	+5.0%
Bookings (millions)	105.4	110.9	(4.9%)

(1) EBITDA = operating income + operating depreciation and amortisation

Total **revenue** for the three months ended 31 March 2002 was EUR 481.0m, a decrease of 0.2 per cent over the first quarter in 2001. Within this figure, booking revenue declined by 1.6 per cent over the same period in the previous year. Non-booking revenue for the quarter increased by 6.5 per cent, with the revenue from IT services offered to British Airways accounting for much of this increase.

Overall **bookings** for the first quarter of 2002 were 105.4 million, a decline of 4.9 per cent on the same period in 2001. A significant element within this decline was North America, where the post 11 September 2001 recovery has been slower than in other regions. During the first quarter, non-air bookings increased by 0.9 per cent.

Operating expenses for the quarter were EUR 387.0m, a decrease of 0.3 per cent over the first quarter in 2001. This decrease reflects tighter control of selling, general and administrative expenses that more than compensated for increases in business costs for e-Travel and other activities.

Operating income for the period was EUR 94.0m, compared with EUR 94.1m for the first quarter in 2001. **EBITDA** was EUR 135.5m, an increase of 4.5 per cent over the same period in 2001.

Net income for the three months ended 31 March 2002, excluding special items, was EUR 48.6m amounting to a 10.9 per cent decline on the same period in 2001.

1st Quarter 2002 Operational Highlights

Travel Distribution (to travel agents and airline sales offices)

In February, **Thai Airways International** (THAI) agreed to extend its longstanding relationship with Amadeus. Under a new ten-year agreement, THAI will continue to use the Amadeus sales system in its offices worldwide.

In February **Aeroflot Russian Airlines** decided to transfer its sales and reservation services to Amadeus later this year. Last month **JAT Yugoslav Airlines** saw its sales and reservations services successfully migrated to the Amadeus sales system, which is now used in its 128 offices worldwide.

During the quarter, Amadeus strengthened its reputation as the travel agent's partner of choice through providing flexible value-adding solutions that enable their success. **L'Alianxa**, one of Colombia's largest and most powerful travel agency consortia, selected Amadeus as its strategic technology partner. Elsewhere, for example, Amadeus has re-signed local GDS agreements with **Kuoni Italy** and **Kuoni India**, and has also expanded the local GDS business with **Kuoni** in **Hungary**.

Amadeus Cruise, the "point and click" browser-based booking tool continues to gain in popularity with cruise operators, as a means of distributing their product to travel agents. During the quarter **Costa Cruises**, Europe's largest cruise line, agreed to become a provider participant in Amadeus Cruise. Last month, **Norwegian Cruise Line** (NCL) and **Orient Lines** also agreed to participate. With over 90 per cent of GDS-bookable cruise capacity and unique features such as cabin photos, unrivalled content and ease-of-use, Amadeus Cruise is the leading solution in its class.

e-Commerce (including e-Travel)
In March Amadeus launched **e-Travel**, a new business unit for all its online travel solutions. This focused organisation is dedicated to achieving "net success" for its broad range of customers, from airlines to corporations and travel agents, that all share a common goal of transacting travel successfully online.

The **corporate solutions** offered by **e-Travel** achieved record transaction levels in the first quarter of 2002. New customers to implement e-Travel's global corporate solutions include: **First Health Group Corporation**, the US's premier full-service health benefits company and **WestLB**, the German commercial bank with offices in 35 countries.

In March, through its e-Travel unit, Amadeus teamed with **Lufthansa AirPlus** in a new business travel management partnership. Both parties will together develop a targeted business travel management solution, to be marketed by AirPlus to corporations worldwide.

During the quarter Amadeus announced that Travellink had launched its new business travel portal, **www.travellink.com**, serving small and medium-sized businesses in Sweden, Denmark and Norway. A joint venture between Amadeus, Scandinavian airline SAS and the telecom company Tele2, Travellink is powered by BroadVision e-Travel (formerly known as BroadVision-Amadeus Travel Commerce™).

The Spanish flag carrier **Iberia** is another customer to announce, during the quarter, its adoption of **BroadVision® e-Travel®**, to power the next generation of its online presence worldwide. This innovative application allows airlines such as Iberia to reduce development costs, accelerate the overall time-to-market, and enhance the differentiation of their online presence.

Later in March, the new **BroadVision e-Travel 6.0** was debuted, becoming the industry's first online commerce application to support both leisure and business travel. In addition to other enhancements, Version 6.0 includes built-in support for the management and administration of corporate travel policies.

Information Technology Services
In February **British Airways (BA)** successfully completed the switch of all its sales offices to using the Amadeus sales system. This involved one of the largest data transfers of recent times, with 2.5 million live reservations migrated from the British Airways Business System (BABS) to Amadeus, in addition to 6.5 million customer profiles.

As a measure of the operation's significant success, it took place over a single weekend with no data loss. The migration represented successful completion of a further important milestone in the overall IT partnership with Amadeus which Paul Coby, BA's Chief Information Officer, noted "will lay the foundations for world-leading, customer-facing British Airways' systems in the years to come and delivers very significant cost benefits."

As part of the IT services agreement with **Qantas**, the airline is scheduled to begin using the Amadeus sales and reservation system in November 2002. Following this, the focus will be on the implementation of the New Generation passenger management systems (including inventory and departure control systems) for both British Airways and Qantas.

Also, during the quarter, Amadeus and Fourth Dimension Software (FDS) marked the first anniversary of **Atinera**, the joint venture between both companies that provides travel automation and management systems to the leisure travel industry worldwide. In just twelve months of operation, Atinera has successfully launched in Europe, North America and Asia, and now provides technology solutions to travel companies such as **Travelocity.com**, **Scandinavian Airlines System** (SAS) and **Qatar Airways Holidays**.

Outlook

Following a strong first quarter performance and evidence of a more sustained recovery in air travel, Amadeus is now cautiously optimistic about the prospects for the full year. The continued improvement in air bookings, combined with the company's tight control of costs, and increased organisational effectiveness mean earlier predictions of a flat business performance in 2002 look too conservative.

Against this more positive background, Amadeus now expects bookings to rise by some 1.2 per cent in 2002. The company has accordingly raised its revenue and EBITDA projections for the current year by approximately EUR 20m and EUR 12m respectively.

The company has decided that, for the time being, it will not raise further the 2.0 per cent increase in airline booking fees for the year, which came into effect on 1 January 2002. While Amadeus had the option to apply the full 5.6 per cent increase from 1 May 2002, and reserves the right to raise prices to this level later in the year, this will depend upon industry circumstances.

-END-

Note:

This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Selected financial information and operating statistics
For the three months period ended 31 March, 2002

(Expressed in thousands of EUROs unless indicated)

	For the three month period ended 31 March, 2002 **Excluding Special Items**			For the three month period ended 31 March, 2002 **Including Special Items**		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001 (Unaudited)	% change
Revenue	481,045	482,238	(0.2%)	481,045	482,238	(0.2%)
Cost of sales	372,594	365,159	2.0%	372,594	365,159	2.0%
Selling, general and admin. expenses	14,436	23,026	(37.3%)	14,436	23,026	(37.3%)
Total operating expenses	387,030	388,185	(0.3%)	387,030	388,185	(0.3%)
Operating income	**94,015**	**94,053**	**(0.0%)**	**94,015**	**94,053**	**(0.0%)**
Other income (expense)						
Interest expense, net (4)	(3,680)	(5,472)	(32.7%)	(4,561)	(6,972)	(34.6%)
Exchange gains (losses) (4)	1,371	496	176.4%	1,371	496	176.4%
Other	(3,255)	(165)	1872.7%	10,015	442	2165.8%
Income before income taxes	**88,451**	**88,912**	**(0.5%)**	**100,840**	**88,019**	**14.6%**
Income taxes	34,479	31,252	10.3%	38,823	30,939	25.5%
Income after taxes	**53,972**	**57,660**	**(6.4%)**	**62,017**	**57,080**	**8.6%**
Equity in income (losses) from associates	(5,362)	(3,116)	72.1%	(5,362)	(3,116)	72.1%
Net income	**48,610**	**54,544**	**(10.9%)**	**56,655**	**53,964**	**5.0%**
Other information						
Operating margin	19.5%	19.5%	0.0 pp	19.5%	19.5%	0.0 pp
EBITDA (1)	**135,522**	**129,667**	**4.5%**	**135,522**	**129,667**	**4.5%**
EBITDA margin	**28.2%**	**26.9%**	**1.3 pp**	**28.2%**	**26.9%**	**1.3 pp**
Goodwill amortization in Operating Expenses	3,329	3,166	5.1%	3,329	3,166	5.1%
Goodwill amortization in Associates (5)	4,420	3,997	10.6%	4,420	3,997	10.6%
Total Goodwill Amortization	**7,749**	**7,163**	**8.2%**	**7,749**	**7,163**	**8.2%**
Booking information by Category (2)						
Air bookings	97,288	102,815	(5.4%)	97,288	102,815	(5.4%)
Non air bookings	8,111	8,041	0.9%	8,111	8,041	0.9%
	105,399	**110,856**	**(4.9%)**	**105,399**	**110,856**	**(4.9%)**
Booking information by Region (2)						
North America (3)	10,855	13,655	(20.5%)	10,855	13,655	(20.5%)
Europe	70,220	73,628	(4.6%)	70,220	73,628	(4.6%)
Rest of the world (ROW)	24,324	23,573	3.2%	24,324	23,573	3.2%
	105,399	**110,856**	**(4.9%)**	**105,399**	**110,856**	**(4.9%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.

(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.